DLA Piper LLP (US) 555 Mission St. #2400 San Francisco, California 94105 www.dlapiper.com

May 23, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attention: Jeanne Baker, Jason L. Drory, Christine Westbrook and Li Xiao

Re:	Brookline Capital Acquisition Corp.

Registration Statement on Form S-4

Filed April 11, 2022

File No. 333-264222

Dear Ms. Baker, Mr. Drory and Mses. Westbrook and Xiao:

Set forth below are responses to the comments that were provided by the Commission’s Staff to our client, Brookline Capital Acquisition Corp. (“BCAC” or the “Company”), by your letter dated May 10, 2022 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”).

The text of each comment in the Comment Letter is included in the Company’s response for your reference.

In addition to the responses to the Commission’s comments, concurrently with the filing of this letter, BCAC will file Amendment No. 1 to the Registration Statement on Form S-4 to reflect the Commission’s requested disclosure edits and other updates as applicable to reflect first quarter financial results.

Cover Page

Comment 1: Please disclose if BCAC’s sponsor, directors, officers or their affiliates will participate in the PIPE financing.

Response: In response to the Staff’s comment, the Company has added the requested disclosure on the cover page confirming that none of these parties will participate in the PIPE financing.

Comment 2: Please disclose on the cover page the expected ownership percentages of the combined company of BCAC public stockholders, the Sponsor, Apexigen current equity owners and the PIPE Investors.

Response: In response to the Staff’s comment, the Company has added the expected ownership percentages on the cover page.

May 23, 2022

Questions and Answers

Comment 3: We note your disclosure here that your Existing Charter provides that BCAC must complete its initial business combination within 15 months from the closing of the IPO, or such later date if extended. Please revise your disclosure here to clarify the specific date by which you must complete the business combination.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7-8, 180, 194-195, 297-298, and F-8 to reflect the recent extension for the time required by the Company to complete its initial business combination by up to an additional six months, or November 2, 2022.

Comment 4: Please revise to disclose in this section the pricing formula for sales of shares under the Lincoln Park equity line agreement, as discussed on page 273.

Response: In response to the Staff’s comment, the Company has added a paragraph in the answer section of the referenced question on page 9 to disclose the pricing formula applicable to the sale of shares under the Lincoln Park Purchase Agreement.

Comment 5: Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Additionally, please discuss here that the Business Combination Agreement does not provide for any minimum cash condition, as referenced on page 41.

Response: In response to the Staff’s comment, the Company has revised the disclosure accordingly on pages 10-11.

Comment 6: We note your statements on page 11 and elsewhere that sotigalimab is potentially “best-in-class” and “first-in-class” CD40 agonist antibody. Such terms suggest that your product candidates are effective and likely to be approved as a new therapeutics for oncology. Given the early stage of development, it is not appropriate to suggest that your platform and the product candidates are likely to be effective or receive regulatory approval. Please delete these references throughout your registration statement. If your use of the term was intended to convey your belief that the product is based on a novel technology or approach, you may discuss how your technology differs from technology used by competitors. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication your product candidate has been proven effective or that it will receive regulatory approval.

Response: The Company has revised the disclosures on pages 13, 38 and 205 in response to the Staff’s comment, including to remove references to “potentially first-in-class and best-in-class.” Additionally, the Company has revised the description of sotigalimab on pages 13 and 38 to provide additional detail on its features and the basis for Apexigen’s belief that it differs from competitors, as well as cautionary language as applicable to accompany such descriptions on pages 13, 38, 203 and 205.

Comment 7: We note your statement that sotigalimab is a “CD40 agonist antibody, with unique epitope specificity and Fc receptor engagement for optimal therapeutic effect and safety” and similar statements about your other product candidates, including your disclosure that “APX601 shows potent anti-tumor activity” and APX801’s “effective killing of tumor cells.” Please revise this disclosure and similar references throughout your prospectus that imply that your product candidates are safe or effective as such determinations are made solely by the FDA or comparable foreign regulators. Additionally, please disclose in this section that Apexigen had an accumulated deficit of $144.7 million as of December 31, 2021, as referenced on page 225.

May 23, 2022

Response: The Company has revised pages 13 and 38 in response to the Staff’s comment, including to delete the phrase “optimal therapeutic effect and safety.” The Company has also provided disclosure of Apexigen’s accumulated deficit as of March 31, 2022 on page 13 in response to the Staff’s comment.

Comment 8: Please revise to refrain from referring to your out-licensed arrangements as your “pipeline,” here and throughout your registration statement, as it appears you do not control the development of these programs and your assets should be clearly described apart from the potential financial benefits from your out-license agreements.

Response: The Company has revised pages 14 and 39 to remove the description of out-licensed arrangements as part of Apexigen’s pipeline in response to the Staff’s comment. The risk factors section on page 92, the overview of business section on pages 203, 204, 205 and 217 and the MD&A on page 241 have also been revised accordingly.

Comment 9: We note your disclosure that “BCAC’s directors and officers, and their affiliates are entitled to reimbursement of out-of-pocket expenses.” Please update your disclosure to quantify the aggregate out-of-pocket expenses that are entitled to reimbursement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 21, 30, 106, and 146 to indicate that there are no unreimbursed out-of-pocket expenses incurred by the Company’s directors, officers or their affiliates.

Summary

Comment 10: Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: In response to the Staff’s comment, the Company has added an additional “Q&A” item on pages 17-18 to address the disclosure items requested by the Staff.

BCAC Conflicts of Interest

Comment 11: We note your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 30 to disclose the potential conflict of interest arising from this waiver of the corporate opportunities doctrine and indicating that such waiver did not otherwise impact the Company’s search for an acquisition target.

Summary Risk Factors

Comment 12: We note your disclosure that “[t]he Public Stockholders will experience immediate dilution as a consequence of the issuance of the Combined Company common stock as consideration in the Business Combination and due to future issuances pursuant to the 2022 Equity Incentive Plan and the 2022 Employee Stock Purchase Plan.” Please revise your disclosure here to discuss other sources of dilution in connection with the Business Combination, including the 150,000 shares of the Combined Company common stock that will be issued to Lincoln Park associated with the financing arrangement upon the Closing. Please also discuss here and in the related risk factor on page 96 risks associated with potential dilution under the equity line agreement with Lincoln Park.

May 23, 2022

Response: In response to the Staff’s comment, the Company has revised pages 37, 100 and 101 to disclose the additional dilution that will occur in connection with the required post-closing issuance of Combined Company common stock, as well as additional issuances of Combined Company common stock that may occur thereafter pursuant to the Lincoln Park Purchase Agreement.

Summary of Historical Financial Information of BCAC

Comment 13: Please include a balance for common stock subject to possible redemption in your balance sheet data here to be consistent with your balance sheet at F-3.

Response: In response to the Staff’s comment, the Company has revised page 42 to disclose the number of shares of BCAC Common Stock subject to redemption, including as of the end of the first quarter of fiscal year 2022.

Risks Related to the Business Combination

Comment 14: Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: In response to the Staff’s comment, the Company has revised pages 10-11 and 101-102 to quantify the value of public warrants and identify the risk of dilution posed by these warrants should a large number of shares be redeemed.

Adjustment (C)

Comment 15: Please expand your disclosures to identify the nature of the transaction costs incurred and the related entity reporting these costs. Separately identify and quantify those costs that are specific incremental costs to the transaction and explain why those costs are reflected as an offset to equity rather than within the pro forma statement of operations. In this regard, we note only Apexigen’s specific incremental costs that result from the transaction may be reflected in equity. Other costs incurred by Apexigen and all transaction costs incurred by BCAC, as the accounting acquiree, must be reflected in your pro forma statement of operations. See Rule 11-02(a)(6)(i)(B) and address the need to revise your adjustments accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and advises that the disclosures and adjustments reflected in the pro forma condensed combined balance sheet as of March 31, 2022 and the pro forma condensed combined statement of operations for the year ended December 31, 2021 related to transaction costs have been revised on pages 129, 130, 133 and 134. For Apexigen, the estimated direct and incremental transaction costs totaling $4.6 million, related to financial advisory, legal, accounting, and other costs, are reflected in adjustment (C) in the pro forma condensed combined balance sheet as of March 31, 2022 on page 135. These represent direct and incremental transaction costs to be incurred by Apexigen that will be reflected in equity upon the closing of the merger. For BCAC, the estimated transaction costs to be incurred totaling $4.8 million do not qualify to be recorded within equity upon the closing of the merger. The BCAC estimated transaction costs have been reflected as adjustment (CC) to accumulated deficit in the pro forma condensed combined balance sheet as of March 31, 2022 on page 136, related to the $2.7 million estimated transaction cost not yet incurred by BCAC as of March 31, 2022. Additionally, the BCAC total estimated transaction costs totaling $4.8 million have been reflected as adjustment (N) in the pro forma condensed combined statement of operations for the year ended December 31, 2021 on page 137.

May 23, 2022

Note 3. Loss Per Share

Comment 16: Please provide the underlying computation that resulted in the 18,083,364 shares to be issued to the Former Apexigen equityholders. In doing so, ensure you quantify each component of the denominator used in the calculation of the exchange ratio. Also, in light of the fact that, based on its defined terms, the exchange ratio is subject to change, please tell us what consideration was given to providing a sensitivity analysis of how a change in the exchange ratio could impact your pro forma share and per share information.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Loss per Share section on pages 138-139 to provide the underlying computation in support of its estimate that approximately 18.1 million shares will be issued to former Apexigen equityholders as Closing Merger Consideration.

Comment 17: Please expand your disclosures to reference the terms of the Business Combination Agreement that results in a 460,000 reduction in Sponsor and Representative shares under the maximum redemption scenario.

Response: The Company has expanded its discussion on pages 46, 124 and 127 to more specifically reference the basis for the reduction in Sponsor and Representative shares pursuant to the Sponsor Support Agreement.

Comparative Share Information

Comment 18: Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis that also includes interim redemption levels.

Response: The Company has revised its disclosure on pages 140-142 to provide a sensitivity analysis that includes interim redemption levels and reflects the potential impact of redemptions on the per share value of shares owned by non-redeeming shareholders.

Security Ownership of Certain Beneficial Owners and Management of BCAC and the Combined Company

Comment 19: Please also disclose the sponsor and its affiliates’ total potential ownership interest in the post-initial business combination company, assuming exercise and conversion of all securities.

Response: In response to the Staff’s comment, the Company has revised the table on page 201 and the text following the table on page 202 included in the section entitled Security Ownership of Certain Beneficial Owners and Management of BCAC and the Combined Company to provide the beneficial ownership of the Sponsor, including all exercisable securities, as of the Closing of the Business Combination.

Apexigen’s Business

Comment 20: We note your disclosure of clinical trials relating to your product candidates throughout this section. Please revise to clarify whether each trial was powered for statistical significance. In addition, if a trial was powered for statistical significance please provide p-values for the results of each trial.

Response: The Company has revised pages 206 and 213 in response to the Staff’s comment to clarify none of the clinical trials was powered to determine statistical significance over a control and that one endpoint in one clinical trial, APX005M-004, was powered to examine the statistical significance of the one-year overall survival (OS) rate of the treatment cohorts as compared to a historical one-year OS rate for treatment with chemotherapy.

May 23, 2022

Comment 21: We note your statement here that “[y]our APXiMAB platform was used to enable the discovery of multiple high-quality protein therapeutic product candidates.” We further note that it appears that only one of your out-licensed product candidates to date has been approved. Please revise your disclosure to eliminate any suggestion that your APXiMAB platform will create product candidates that are likely to be approved. Safety and efficacy determinations are solely within the authority of the FDA or comparable foreign regulators.

Response: The Company has revised pages 13, 38, 203 and 217 in response to the Staff’s comment including to remove the descriptive phrase “high-quality.” The Company has also added disclosure to pages 203 and 205 to clarify that there is no guarantee that the product candidates discovered with its APXiMAB platform will receive regulatory approval.

Our Wholly Owned Pipeline

Comment 22: We note that APX801 appears in your pipeline table with an “undisclosed target”, and is not discussed in detail elsewhere in your registration statement. Please remove this program from the pipeline table as it appears it is not currently material to your business. Alternatively, please tell us why you believe this program is sufficiently material to warrant inclusion in the pipeline table. Additionally, please expand your disclosure concerning this program on page 198 to identify the target and provide a more fulsome discussion of this program.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the pipeline table on page 204, as well as removed references to the APX801 program on pages 14, 39, 63, 204 and 214.

Our Out-Licensed Programs

Comment 23: Please revise to remove the graphic highlighting the stage of development of your out-licensed programs as it appears you do not control the development of these programs and as such, their prominence is inappropriate. We will not object to a narrative discussion that summarizes your out-licensing of assets generated from your APXiMAB platform; however, this discussion should not imply that product candidates generated by your platform are likely to be approved.

Response: In response to the Staff’s comment, the Company has removed the graphic depiction of out-licensed programs on page 204 and replaced it with a narrative summary of such programs.

Comment 24: We note your disclosure on pages 201 through 203 outlining your various license and collaboration agreements. For each agreement, please expand your disclosure to describe all material terms of the agreement including:

•	any upfront or execution payments received or paid;

•	quantification of all milestone payments received or paid to date; and

•	the duration of the agreement and the royalty term as well as the termination provision.

As applicable, with regard to any royalty term, disclose the anticipated expiry of the last to expire patent licensed under the agreement and the number of years following the first commercial sale.

Response: The Company has revised pages 217-219 in response to the Staff’s comment to disclose certain applicable terms of the license and collaboration agreements, and to disclose the aggregate payments under these agreements. The Company respectfully informs the Staff that although the aggregate payments Apexigen has received under these agreements may not have been material to Apexigen’s financial statements and Apexigen does not consider any of the agreements individually to be material, the Company has included a description of these relationships because the Company believes that such collective disclosure is important for investors to understand a portion of Apexigen’s business and the capabilities of Apexigen’s APXiMAB platform.

May 23, 2022

Sotigalimab (APX005M) Program

Comment 25: We note your statement that you believe “sotiga has the ability to turn immunologically cold tumors hot.” Please clarify what you mean by this statement.

Response: The Company has revised the description of sotiga above Figure 1 on pages 205-206 to address the Staff’s comment.

Comment 26: We note your statement here that “[t]he data to date demonstrate that sotiga is reasonably well tolerated as a monotherapy and also in combination with other cancer therapeutics “and other statements throughout your registration such as your disclosure on page 195 that, “interim data also indicate that sotiga in combination with neoadjuvant chemoradiation for esophageal and GEJ cancers is reasonably well tolerated.” Please revise your disclosure to discuss whether any serious adverse events have been observed that were deemed related to sotiga and the nature of any such events and the number of patients who experienced them, consistent with your risk factor disclosure beginning on page 49.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 206 to describe the serious adverse events that have been observed in Apexigen’s sotiga clinical trials.

Intellectual Property

Comment 27: For each of your patents and patent applications please disclose the relevant jurisdiction for each foreign patent. Additionally, we note your disclosure that patents licensed from Epitomics related to your APXiMAB platform begin to expire in 2023. Please expand your disclosure to discuss whether such expiry is expected to have a material effect on your business.

Response: The Company has revised the description of patents on pages 221 and 222 to include the relevant jurisdictions, and provided additional detail on the materiality of the patent expirations on page 222, in response to the Staff’s comment.

Platform Technology

Comment 28: We note your license agreement with Epitomics obligates you to pay Epitomics a share of amounts you receive in consideration of a sublicense. Please update your disclosure to clarify which product(s) or product candidate(s) are covered by the license agreement with Epitomics.

Response: The Company has revised page 222 in response to the Staff’s comment to clarify which product candidates are covered by the license agreement with Epitomics.

Apexigen’s MD&A / Components of Operations / Research and Development

Comment 29: Based on your disclosures on page 228, it appears you may track research and development costs by product candidate. If you track such information, please expand your disclosures to provide a break down of your research and development expenses by product candidate. If you do not track your expenses by product candidate, disclose that fact.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 245-246 to reflect that research and development costs are not tracked by product candidate.

May 23, 2022

Background of the Business Combination

Comment 30: We note your disclosure that BCAC entered into over 20 non-disclosure agreements and in addition to Apexigen, BCAC delivered non-binding indications of interest or letters of intent with respect to 11 other prospective business combination targets. Please expand your discussion to describe the extent of due diligence or substantive negotiations with other potential targets. As drafted, there is little discussion of the process by which all other potential targets were eliminated during this period from February to November 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 299 to further describe the extent of due diligence and negotiations with potential targets undertaken by BCAC management, as well as the process by which other potential targets were eliminated.

Comment 31: We note your disclosure on page 283 and elsewhere that “Apexigen’s last financing round had been completed with a post-money valuation of approximately $340,000,000, and Dr. Wertheimer pointed out that the current proposed transaction valuation of $205,000,000 was at a significant decrease to that amount.” Please revise your disclosure to clarify the time of the last financing and disclose what conditions led to the decreased post-money valuation, including whether or not Apexigen’s business was materially impacted since the last financing. Your disclosure should make clear the methodology by which the BCAC Board arrived at the pre-transaction valuation for Apexigen of $205,000,000. Where you reference the comparable companies analysis, please clarify how many of such companies had a single lead product candidate in clinical development. We also note that the sponsor may forfeit up to 460,000 BCAC founder shares. Please disclose if the BCAC Board considered the impact that forfeiture of a portion of the founder shares would have on the valuation and quantify the potential effects of such forfeiture on the proposed transaction valuation.

Additionally, we note your disclosure on page 290 that, assuming no redemptions, funds from the PIPE Investment and from the Trust Account are projected to provide 10 quarters of cash runway. Please explain here the assumptions underlying such projection and risks to those assumptions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 303, 304 and 310 to clarify the time of Apexigen’s last financing, to disclose the basis and methodology for the proposed transaction valuation and include events that had a negative impact on Apexigen’s business since its last financing, to address the Staff’s questions regarding the Company’s comparable companies analysis as well as the potential forfeiture of Founder Shares, and to address the assumptions and risks related to cash runway available to the Company after Closing. The Company further respectfully directs the Staff’s attention to “Background of the Merger – Comparable Company Analysis” on pages 309-311 for further detail on the methodology undertaken by the BCAC Board and management in evaluating the Business Combination.

Comment 32: We note your disclosure on page 19 that BCAC will pay Brookline Capital Markets a fee of $200,000 to act as “BCAC’s financial advisor, investment banker and consultant in connection with the Business Combination.” Please revise to specify the services provided by Brookline Capital Markets in exchange for such fee and disclose its role in the negotiations, if any.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 22, 31, 106-107, 147, 148 and 306 to specify those services provided by Brookline Capital Markets as well as its role in the transaction.

Comparable Company Analysis

Comment 33: Please revise to ensure the graphic on page 289 is legible. As presented, the text is too small to be legible.

Response: In response to the Staff’s comment, the Company has revised to include a more legible and prominent graphic on page 310.

May 23, 2022

Note 13. Subsequent Events

Comment 34: Please respond to the following comments with regard to your subsequent events:

•	Disclose the date through which subsequent events have been evaluated and the nature of this date. Refer to ASC 855-10-50-1;

•	Disclose further details of your January 23, 2022 stock option grants, including the respective exercise prices and expected compensation expense; and

•

Explain to us how you determined the fair value of the common stock underlying these grants, and the reason for the difference, if significant, between the fair value of your common stock, after giving effect to the exchange ratio, and the $10.00 deemed value pursuant to the Merger. Please discuss with the staff how to submit your response.

Response: The Company respectfully acknowledges the Staff’s comment and has revised Note 13 on page F-99 in Apexigen’s audited financial statement for the years ended December 31, 2021 and 2020 to disclose the date for which subsequent events had been evaluated. In addition, in Apexigen’s unaudited condensed financial statement for the three months ended March 31, 2022 and 2021, the Company has disclosed the date on which subsequent events had been evaluated in Note 13 on page F-76.

Moreover, the Company has disclosed further details of the January 23, 2022 stock option grants, including the respective exercise prices and expected compensation expense, in Note 9 on page F-75 in Apexigen’s unaudited condensed financial statements for the three months ended March 31, 2022 and 2021.

The Company respectfully informs the Staff that the exercise price of Apexigen’s stock options that were granted on January 23, 2022 was set at $0.49 per share by Apexigen’s board of directors and represented the fair market value of the common stock of Apexigen on such date. Apexigen’s board of directors determined the fair market value on the date of grant after considering a valuation report prepared by an independent third-party valuation specialist as well as other objective and subjective factors as appropriate, including Apexigen’s stage of development and programs, Apexigen’s cash burn and cash balances, the value of public companies with similar profiles to Apexigen, the likelihood of achieving a liquidity event, the lack of an active market for Apexigen’s shares of common stock, the issuance of preferred stock and the rights, preferences and privileges of preferred stock as compared to common stock and prevailing market conditions that were affecting the biotech sector in general at the time.

Similar to other prior valuation reports prepared for Apexigen, the valuation analysis in the report used a hybrid method, which is a combination of the option pricing model (“OPM”) and the IPO scenario (via a de-SPAC transaction) (“IPO (SPAC)”). The IPO (SPAC) scenario was weighted 50% and the OPM was weighted 50%.

Under the IPO (SPAC) scenario, the key factors that were considered included an anticipated April 30, 2022 closing date, the $205 million valuation of Apexigen set forth in the letter of intent for the IPO (SPAC) transaction and a 10% discount for lack of marketability. The 50% weighting for the IPO (SPAC) scenario also reflected Apexigen’s view that even though the parties had entered into a letter of intent for the de-SPAC transaction, there was uncertainty as to whether Apexigen and the Company would satisfy the closing conditions relating to minimum PIPE investment amount at signing and minimum cash at closing set forth in the letter of intent. At a later date, the parties agreed to accept a smaller PIPE investment at signing and to delete the minimum cash at closing condition, both of which were reflected in the final definitive agreement for the transaction.

Under the OPM, the key factors that were considered included a valuation of Apexigen continuing as a private company at $95 million, an expected two years to liquidity, 1.08% risk free interest rate (based on two-year Treasuries), 85.3% volatility (based on guideline public companies and factors specific to Apexigen), and a 33% discount for lack of marketability. The $95 million valuation reflected a 35% reduction in equity value from the OPM allocable value of $160 million as of December 31, 2020 in the previous valuation that Apexigen had obtained, due to the change in the market and additional cash burn due to program delays caused by the COVID-19 pandemic and other factors.

May 23, 2022

The $0.49 per share value is equivalent to $4.78 per share following the de-SPAC transaction (assuming an estimated exchange ratio, which is approximately 0.1026). The discount from the $10.00 per share valuation assumed in the $205 million valuation of Apexigen included in the letter of intent for the IPO (SPAC) transaction is due to the 50% weighting of the IPO (SPAC) scenario, which, as noted above, relates to the uncertainty at the time of the parties both signing up to a transaction on the terms in the letter of intent and meeting all required closing conditions for the transaction in the letter of intent. It also reflects the overall declines in valuations of biotech companies due to market conditions commencing in late 2021 and continuing into 2022 and the other factors described above.

Exhibits

Comment 35: We note that the form of the Combined Company Bylaws is not listed in your exhibit index. Please file the Combined Company Bylaws as an exhibit to the registration statement. Refer to Item 601(b)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has listed Exhibit 3.4 to the exhibit index of Amendment No. 1, which is entitled “Form of the Amended and Restated Bylaws of the Combined Company” and included as Annex J to Amendment No. 1. Further, Exhibit 10.9 - Form of Apexigen, Inc. Indemnification Agreement – has been included with Amendment No. 1 and the exhibit index has been updated accordingly.

General

Comment 36: We note that page A-44 of the Business Combination Agreement states that there are deferred fees owed by you to Ladenburg pursuant to that certain Underwriting Agreement, dated January 28, 2021. Please quantify the aggregate fees payable to Ladenburg that are contingent of the completion of the Business Combination or otherwise advise. Please also clarify if such fees are included or excluded from the estimated transaction costs of $9.4 million referenced on page 103. Please also clarify whether the 57,500 shares held by the “Representative” referenced on page 25 refers to Ladenburg or otherwise advise.

Response: Notwithstanding anything to the contrary on page A-44 of the Business Combination Agreement, the Company does not owe the BCAC IPO underwriter, Ladenburg Thalmann & Co. Inc. (“Ladenburg”), any deferred fees under the Underwriting Agreement, dated January 28, 2021, and therefore, there are no fees payable to Ladenburg that are contingent upon the completion of the Business Combination or included in estimated transaction costs. The Company has updated the disclosure on page 197 to so state. The 57,500 shares held by the “Representative” refer to the shares held by Ladenburg and certain of its employees. In response to the Staff’s comment, the Company has revised the definition of “Representative” in the glossary.

*                *                 *

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to the Company, at (415) 615-6095 or via email at Jeffrey.Selman@us.dlapiper.com.

Sincerely,

/s Jeffrey Selman

Jeffrey Selman

cc: Samuel P. Wertheimer

Enclosures